UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October 2017

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Delivers End-to-End VPN Connectivity for Law Enforcement Fleets with AirLink® Connection Manager

AirLink Connection Manager (ACM) 2.0 and AirLink MG90 multi-network vehicle router enable secure, FIPS-140-2 compliant, always-on VPN connectivity for mission-critical applications

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 23, 2017--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced the upcoming release of the AirLink® Connection Manager (ACM) 2.0 VPN appliance for vehicle networking use cases. Compatible with all AirLink routers and gateways, ACM 2.0 is optimized for the AirLink MG90 multi-network vehicle router to provide secure FIPS 140-2 compliant, “always-on” VPN connectivity between all in-vehicle systems connected to the router and to the enterprise.

Unlike traditional VPN solutions, which will disconnect VPN connections when roaming between mobile networks, ACM maintains VPN tunnels and connectivity across networks, ensuring mission-critical applications are uninterrupted and end users have continuous, reliable connectivity. In addition, ACM 2.0 coupled with AirLink MG90 provide law enforcement agencies an end-to-end solution that extends the enterprise network to the vehicle and meets Criminal Justice Information Services (CJIS) requirements to connect to secure databases.

“We are a trusted partner to more than half of the largest police departments in the U.S. and Canada who rely on AirLink networking solutions in their cruisers and incident response vehicles,” said Jason Krause, Senior Vice President and General Manager, Enterprise Solutions, Sierra Wireless. “ACM 2.0 is a turnkey solution that ensures field officers are always connected with the highest level of security, and it is much more cost-effective and easy to deploy than existing VPN solutions.”

Purpose-built for AirLink routers and gateways, ACM 2.0 eliminates the need for fixed IP addresses, certificates or special client software on remote devices, simplifying deployments and significantly reducing the cost of ensuring data security. ACM 2.0 is also compatible with the NCP VPN Client for Windows, allowing agencies to extend the same VPN security to Windows laptops for officers and employees outside of the vehicle area network.

AirLink MG90 multi-network vehicle routers are optimized for the most demanding mission-critical wireless applications, including public safety, field services and transit. They unite the fleet with the enterprise network and enable multiple field applications to work simultaneously, further and faster from the vehicle than ever before, with dual-LTE-Advanced extensible multi-network connectivity and support for FirstNet™ Band 14.

Availability

The AirLink Connection Manager (ACM) is available today for all customers, and the ACM 2.0 release will be available in November for new and existing customers on a support contract. AirLink networking solutions are sold through Sierra Wireless’ authorized channel partners worldwide. For more information, visit https://www.sierrawireless.com/products-and-solutions/routers-gateways/.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Events

Sierra Wireless will exhibit at the International Association of Chiefs of Police (IACP) conference in Philadelphia, at the Pennsylvania Convention Center, October 21-24, 2017. Visit booth #4114 to see Sierra Wireless’ latest products and solutions.

Resources

  Webinar: Are You Prepared for FirstNet? Learn How Agencies Use Band 14 http://hub.sierrawireless.com/firstnet_band14_webinar
  Whitepaper: How to Achieve Guaranteed In-Vehicle Connectivity https://www.sierrawireless.com/resources/white-paper/multinetworking/

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. Customers Start with Sierra because we offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,100 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“AirLink” and “Sierra Wireless” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media:
Kim Homeniuk, +1 (604) 233 8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1 (604) 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	October 23, 2017